UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                      OMB APPROVAL
                                                      OMB Number:     3235-0058
                                                      Expires:     May 31, 1997
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                                                      hourse per response: 2.50

                                                           SEC FILE NUMBER
                                                           1-10013

                                                           CUSIP NUMBER
                                                           57 7310-10-8

(Check One):
/x/ Form 10-KSB  /  / Form 20-F  /  / Form 11-K  /  / Form 10-Q  /  / Form N-SAR
                  --              --              --              --

          For Period ended:    June 30, 1996
          [] Transition Report on Form 10-K
          [] Transition Report on Form 20-F
          [] Transition Report on Form 11-K
          [] Transition Report on Form 10-Q
          [] Transition Report on Form N-SAR
          For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

Larson Davis Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

1681 West 820 North
Address of Principal Executive Office (Street and Number)

Provo, Utah 84601
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b)  The subject annual report, semi-annual report, transition report on
/x/ Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be file within the prescribed time period.

     The Registrant has not completed the review process necessary to enable it to present the information required and cannot complete such review by the due date for the Form 10-KSB without unreasonable effort or expense.

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/93)


PART IV -- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

     Dan J. Johnson              (801)                375-0177
     (Name)                   (Area Code)         (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d)
   of the Securities Exchange Act of 1934 or Section 30 of the
   Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
                                                            /x/ Yes /  / No
                                                                     --
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            /x/ Yes /  / No
                                                                     --
   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
   estimate of the results cannot be made.       SEE ATTACHED EXPLANATION.



                         Larson Davis Incorporated
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   September 26, 1996          By   /s/ Dan J. Johnson
                                     Dan J. Johnson, Vice-President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1.This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


            [Attachment to Form 12b-25 Notification of Late Filing]

PART IV-OTHER INFORMATION


(3)

     Net sales for the year ended June 30, 1996, increased approximately 27% over net sales for the year ended June 30, 1995, to approximately $8,250,000. The associated costs and operating expenses for the year ended June 30, 1996, increased by approximately 66% over the prior year period and "other" expenses increased by approximately 46%, resulting in a net loss of approximately $1,725,000 for the year ended June 30, 1996, or approximately $0.19 per share, as compared to a net loss of approximately $310,000, or approximately $0.05 per share, for the year ended June 30, 1995.